UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On April 5, 2023, upon the completion of a comprehensive review process, the audit committee of the Board of Directors (the “Board”) of Wallbox N.V. (the “Company”) recommended that the Board resolve and on April 20, 2023, the Board did so resolve to propose that the Company’s shareholders appoint Ernst & Young Accountants, LLP as the Company’s independent auditor for statutory reporting purposes in the Netherlands for the fiscal year ended December 31, 2023 (“Fiscal Year 2023”) at the Company’s 2023 annual general meeting (the “2023 GM”). At the Company’s 2023 GM held on May 30, 2023, the shareholders appointed Ernst & Young Accountants, LLP as the Company’s independent auditor for statutory reporting purposes in the Netherlands for Fiscal Year 2023. In connection with such appointment of Ernst & Young Accountants, LLP, the Company’s current independent auditor for statutory reporting purposes in the Netherlands for the fiscal year ended December 31, 2022, BDO Audit & Assurance B.V., ceased serving as the Company’s independent auditor for statutory reporting purposes in the Netherlands on July 5, 2023. In connection with such appointment of Ernst & Young Accountants, LLP, the audit committee of the Company engaged Ernst & Young, S.L. to serve as the Company’s independent registered public accounting firm for Securities and Exchange Commission (“SEC”) reporting purposes for Fiscal Year 2023 on July 5, 2023, and the Company’s current independent registered public accounting firm for the fiscal year ended December 31, 2022, BDO Bedrijfsrevisoren BV (“BDO”), ceased serving as the Company’s independent registered public accounting firm on July 5, 2023.

BDO’s reports on the Company’s consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years ended December 31, 2022 and 2021, and the related notes, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two fiscal years ended December 31, 2022 and 2021 and through the subsequent interim period through July 5, 2023, there were no (i) “disagreements” (as such term is described in Item 16F of Form 20-F and the related instructions) with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement; or (ii) “reportable events” (as such term is defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F and the related instructions).

During the Company’s two fiscal years ended December 31, 2022 and 2021 and through the subsequent interim period through July 5, 2023, neither the Company nor anyone acting on its behalf has consulted with Ernst & Young, S.L. with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the audit opinion that might be rendered on the Company’s consolidated financial statements and no written report or oral advice was provided to the Company by Ernst & Young, S.L. that was an important factor considered by the Company in deciding on any accounting, auditing or financial reporting issue; or (ii) any matter subject to any “disagreement” (as such term is described in Item 16F of Form 20-F and the related instructions) or a “reportable event” (as such term is defined in Item 16F of Form 20-F and the related instructions).

We have provided BDO with a copy of the foregoing disclosure and have requested that BDO furnish to us a letter addressed to the SEC stating whether BDO agrees with such disclosure. We have included as Exhibit 15.1 to this Form 6-K a copy of the letter from BDO as required by Item 16F(a)(3) of Form 20-F.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (File Nos. 333-268347, 333-268792 and 333-271116, each, as amended), including any prospectuses forming a part of such Registration Statements and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

15.1	Letter dated July 19, 2023 from BDO Bedrijfsrevisoren BV to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: July 19, 2023	By:	/s/ Jordi Lainz
Name: Jordi Lainz
Title: Chief Financial Officer